
Mail Stop 7010

June 24, 2008

Via U.S. mail and facsimile

Mr. Stephen J. Smith
Executive Vice President and Chief Financial Officer
Elizabeth Arden, Inc.
2400 SW 145th Avenue
Miramar, FL 33027

> **RE: Form 10-K for the fiscal year ended June 30, 2007**
> **File No. 001-06370**

Dear Mr. Smith:

  We have reviewed your response letter dated June 2, 2008 as well the aggregation analyses you submitted supplementally and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2007

Consolidated Financial Statements

Note 19 – Geographical Information, page 78

1. We appreciate the information you provided in your response to comments 1-4 from our letter dated April 29, 2008. You have proposed to aggregate the North America Fragrance selling unit and EA Prestige selling unit. These two selling units have not experienced similar gross margins during two of the three most recent fiscal years. Therefore, we do not believe that these two operating segments have exhibited similar economic characteristics. We note that you have aggregated these two selling units on the basis that you believe your recent long term licensing agreement with Liz

Claiborne, Inc. will eventually result in improved gross margins for North America that will be more similar to EA Prestige. However, until the two selling units have demonstrated a history of similar economic characteristics, as described in paragraph 17 of SFAS 131, we do not believe it would be appropriate to aggregate the two into a single reportable segment. As a result, please revise your future filings, beginning with your Annual Report on Form 10-K for the fiscal year ending June 30, 2008 to report your financial results on the basis of three reporting segments (North America Fragrance, International, and Other).

2. We note your response to comment 3 from our letter dated April 29, 2008 in which you stated that the CODM packages you provided to us with your April 24, 2008 response letter are the "primary" monthly financial and operating information that your CODM receives. Please note that paragraph 10 of SFAS 131 makes no reference to "primary" operating results reviewed by a company's chief operating decision maker. Please confirm that the CODM packages you provided us with your April 24, 2008 response letter are the only reports regularly reviewed by your CODM for resource allocation and performance assessment purposes which provide discrete financial information for components of your company that engage in business activities from which they may earn revenues and incur expenses. If there are other reports that meet all the criteria of paragraph 10 of SFAS 131, please provide them to us for the most recent fiscal year and interim period available.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

John Hartz
Senior Assistant Chief Accountant